UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Guaranty Federal Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

40108P101
 (CUSIP Number)

Shaun A. Burke, President and CEO
Guaranty Federal Bancshares, Inc.
1341 West Battlefield
Springfield, Missouri 65807
(417) 520-4333

Craig A. Adoor, Esq.
Husch Blackwell LLP
190 Carondelet Plaza, Suite 600
St. Louis, Missouri 63105
(314) 480-1500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13D-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 40108P101

1.	Name of Reporting Person.
IRS Identification Number of Above Person (Entities Only).

PIZZA VENTURES, INC. IRS IDENTIFICATION NO.: 43-1403622

2.	Check the Appropriate Box if a Member of a Group:

(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)
If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☐   (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3.	SEC Use Only.

4.	Source of Funds. WC

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or place of organization. Missouri

Number of Shares Beneficially owned by each reporting person with:

7.	Sole Voting Power	153,915

8.	Shared Voting Power	0

9.	Sole Dispositive Power	153,915

10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 153,915

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. ☐

13.	Percent of Class Represented by Amount in Row 11. 5.66%

14.	Type of Reporting Person.	CO – corporation

CUSIP NO. 40108P101

1.	Name of Reporting Person.
IRS Identification Number of Above Person (Entities Only).

RICHARD A. PENDELTON

2.	Check the Appropriate Box if a Member of a Group:

(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)
If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☐   (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3.	SEC Use Only.

4.	Source of Funds. PF

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

6.	Citizenship or place of organization. United States

Number of Shares Beneficially owned by each reporting person with:

7.	Sole Voting Power	4,000

8.	Shared Voting Power	153,915

9.	Sole Dispositive Power	4,000

10.	Shared Dispositive Power	153,915

11.	Aggregate Amount Beneficially Owned by the Reporting Person 157,915

12.	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares. ☐

13.	Percent of Class Represented by Amount in Row 11. 5.81%

14.	Type of Reporting Person IN - Individual

CUSIP NO. 40108P101

Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Common Stock (the “Common Stock”) of Guaranty Federal Bancshares, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1341 West Battlefield, Springfield, Missouri 68507.

 Item 2.  Identity and Background.

(a)           This Statement is being filed on behalf of:

(i)           Pizza Ventures, Inc., a Missouri corporation (PVI”); and

(ii)           Richard A. Pendleton, an individual.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate parties.

The Reporting Persons are filing this Statement with respect to the 153,915 shares of the Common Stock directly owned by PVI.  In addition, Mr. Pendleton is filing this Schedule 13D with respect to 4,000 shares of the Common Stock directly owned by Mr. Pendleton through an individual retirement account.

(b)           The address of the principal office of each of the Reporting Persons is 1525 East Republic Road, Suite B-155, Springfield, Missouri 68504.

(c)           The principal business of PVI is investment. Mr. Pendleton is the President, Secretary and sole director of PVI.

 (d)-(e)    During the last five years, neither Reporting Person, nor to the best of the Reporting Persons’ knowledge, any of the officers of PVI, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

(f)            PVI is a corporation incorporated under the laws of the State of Missouri.  Mr. Pendleton is a citizen of the United States.

 Item 3.  Source and Amount of Funds or Other Consideration.

The shares of Common Stock purchased by PVI were purchased with working capital and/or funds from a working capital line of credit with Liberty Bank. The aggregate purchase price of the 153,915 shares of Common Stock owned directly by PVI is approximately $1,288,927. The aggregate purchase price of the 4,000 shares of Common Stock owned directly by Mr. Pendleton is approximately $21,661. Mr. Pendleton acquired these shares of Common Stock with personal funds.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or other securities of the Company in the open market or in privately negotiated transactions.  The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company which they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in the Common Stock or other securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions

CUSIP NO. 40108P101

related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons may determine to dispose of some or all of their respective holdings of Common Stock depending on those and other considerations.

At the date of this Statement, neither Reporting Persons has present plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)            Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)        See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Persons. The percentage ownership is calculated based on 2,717,748 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2012.

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Pizza Ventures, Inc.	153,915	5.66%	153,915	0	153,915	0
Richard A. Pendleton	157,915	5.81%	4,000	153,915	4,000	153,915

CUSIP NO. 40108P101

(c)        During the 60 days preceding the date of this Statement, the Reporting Persons purchased the following shares of the Common Stock in the open market:

Reporting Person	Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

Pizza Ventures, Inc.	07/25/20012	5,000	7.0030
	07/25/2012	277	7.0359
	07/31/2012	10,000	7.0015
	07/31/2012	4,723	6.8545
	08/02/2012	1,487	6.9583
	08/08/2012	5,000	7.0030
	08/08/2012	853	6.8617
	08/09/2012	575	6.8759

Richard A. Pendleton	--	--	--

(d)           No other person, other than Mr. Pendleton, PVI and PVI’s stockholders, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement.

(e)           Not Applicable

The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares of Common Stock reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
Neither Reporting Person has any other contracts, arrangements, understandings or relationships with respect to securities of the Company including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, neither Reporting Person has pledged securities of the Company nor are the securities of the Company held by either Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

Not Applicable

CUSIP NO. 40108P101
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned officer certifies that the information in this Statement is true, complete and correct.

Dated:  August 10, 2012

PIZZA VENTURES, INC.

By:	/s/ Richard A. Pendleton
Richard A. Pendleton
President and Secretary

RICHARD A. PENDLETON

By:	/s/ Richard A. Pendleton
Richard A. Pendleton